UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 14*)

SURREY BANCORP

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

86888W 10 5

(CUSIP Number)

C. Hylton Wright

1234 Greenhill Road

Mount Airy, NC 27285

336-786-4512

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box.  ☐

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 86888W105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). C. Hylton Wright ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 97,933 8. Shared Voting Power 24,646 9. Sole Dispositive Power 97,933 10. Shared Dispositive Power 24,733

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 122,579

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 9.90%

14.	Type of Reporting Person (See Instructions) IN

Item 1.    Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (the “Statement”) relates is the Common Stock, no par value (“Common Stock”) of Surrey Bancorp, a Bank Holding Company (“Surrey”) with its principal executive offices located at 145 North Renfro Street, Mount Airy, North Carolina 27030.

Item 2.    Identity and Background.

(a)	Name C. Hylton Wright

(b)	Residence 1234 Greenhill Road

                                    Mount Airy, North Carolina 27030

(c)	Employment Retired

(d)	During the past five years, Mr. Wright has not been convicted in a criminal proceeding (excluding traffic or similar violations)

(e)	During the last five years, Mr. Wright has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in (i) a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of (ii) finding any violation with respect to such laws.

(f)	Mr. Wright is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Wright purchased, in the initial public offering of Surrey Bank & Trust (wholly owned subsidiary of Surrey Bancorp)            , 5,000 shares of Common Stock for an aggregate price of $55,000, with $55,000 in personal funds. On that same date, Betty Wright, spouse of Mr. Wright, purchased 1,000 shares of Common Stock for an aggregate price of $11,000 in personal funds. Additionally, 1,000 shares of Common Stock were purchased by Blue Ridge Investors Trust for an aggregate price of $11,000. Mr. Wright is a partner in Blue Ridge Investors Trust.

From March 24, 1998 through March 31, 2004, Mr. Wright and his spouse have made several purchases of Common Stock and one convertible preferred stock purchase, all with personal funds. Attached to this document is a history of the Common Stock and Convertible Preferred Stock purchases by Mr. Wright and Betty Wright. Attachment is labeled as “Schedule 1”. This schedule includes three stock dividends declared and paid by Surrey Bank & Trust to its Common Stockholders. 20% stock dividends were issued on February 26, 1999 and March 15, 2000. A 10% stock dividend was issued on December 31, 2001. On December 13, 2000, Blue Ridge Investors Trust was liquidated with each of six partners receiving equitable shares of Surrey Bank & Trust Common Stock. Mr. Wright received 240 shares. On May 1, 2003, Surrey Bancorp was formed as the Bank Holding Company for Surrey Bank & Trust. At that time each common shareholder of Surrey Bank & Trust received 6 shares of Surrey Bancorp for every 5 shares owned in Surrey Bank & Trust.

In addition to shares purchased by Mr. Wright, stock options, totaling 20,234 shares have been granted to Mr. Wright over a period extending from June 1, 1997 to July 24, 2001 (See “Schedule 1”). These options, granted under the Surrey Bancorp Non Employee Stock Option Plan, vest 100% on the six month anniversary of the grants. The last of these options vested on January 24, 2002. On August 20, 2003 Mr. Wright exercised 10,000 shares under this option plan.

On March 31, 2004, Mr. Wright purchased 4,200 shares Common stock for $15.00 per share. The shares were purchased in an open market transaction.

(See Schedule 1 for the transaction described above. Transaction are in bold print)

Item 4. Purpose of Transaction

Mr. Wright acquired the shares of Common Stock for investment and not with the purpose of changing or influencing the control of Surrey Bancorp. Mr. Wright does not have any plan or proposal which relates to or would result in any actions enumerated in subitems (a) through (j) of Item 4 of Schedule 13D, except that Mr. Wright may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors.

Item 5. Interest in Securities of the Issuer.

(a.)	The aggregate number of shares of Common Stock deemed to be beneficially owned by Mr. Wright for the purpose of this Statement is 122,579 shares, representing approximately 9.90% of the outstanding shares of Common Stock based on 1,237,696 shares of Common Stock. (1,196,407 shares of Common Stock outstanding on March 31, 2004 plus options to purchase 10,234 shares of Common Stock that have vested, plus 31,055 of common stock equivalents represented by the convertible preferred stock).

(b.)	Mr. Wright has the sole power to vote or to direct the vote and the sole power to dispose of or to direct the disposition of 97,933 shares of Common Stock. Mr. Wright shares the power to vote or to direct the vote and the power to dispose of or to direct the disposition of an additional 24,646 shares of Common Stock with his spouse, Betty Wright, who resides at 1234 Greenhill Road, Mount Airy, North Carolina, 27030. Mrs. Wright is a United States citizen and is retired. During the last five years, Mrs. Wright has not been convicted in a criminal proceeding (excluding traffic or similar violations). During the last five years, Mrs. Wright has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in (I) a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding any violation with respect to such laws.

(c.)	Mr. Wright purchased, in the initial public offering of Surrey Bank & Trust (wholly owned subsidiary of Surrey Bancorp) shares of Common Stock for an aggregate price of $55,000, with $55,000 in personal funds. On that same date, Betty Wright, spouse of Mr. Wright, purchased 1,000 shares of Common Stock for an aggregate price of $11,000 in personal funds. Additionally, 1,000 shares of Common Stock were purchased by Blue Ridge Investors Trust for an aggregate price of $11,000. Mr. Wright is a partner in Blue Ridge Investors Trust.

From March 24, 1998 through March 31, 2004, Mr. Wright and his spouse have made several purchases of Common Stock and one convertible preferred stock purchase, all with personal funds. Attached to this document is a history of the Common Stock and Convertible Preferred Stock purchases by Mr. Wright and Betty Wright. Attachment is labeled as “Schedule 1”. This schedule includes three stock dividends declared and paid by Surrey Bank & Trust to its Common Stockholders. 20% stock dividends were issued on February 26, 1999 and March 15, 2000. A 10% stock dividend was issued on December 31, 2001. On December 13, 2000, Blue Ridge Investors Trust was liquidated with each of six partners receiving equitable shares of Surrey Bank & Trust Common Stock. Mr. Wright received 240 shares. On May 1, 2003, Surrey Bancorp was formed as the Bank Holding Company for Surrey Bank & Trust. At that time each common shareholder of Surrey Bank & Trust received 6 shares of Surrey Bancorp for every 5 shares owned in Surrey Bank & Trust.

In addition to shares purchased by Mr. Wright, stock options, totaling 20,234 shares have been granted to Mr. Wright over a period extending from June 1, 1997 to July 24, 2001 (See “Schedule 1”). These options, granted under the Surrey Bank & Trust Non Employee Stock Option Plan, vest 100% on the six month anniversary of the grants. The last of these options vested on January 24, 2002. On August 20, 2003 Mr. Wright exercised 10,000 shares under this option plan.

On March 31, 2004, Mr. Wright purchased 4,200 shares Common stock for $15.00 per share. The shares were purchased in an open market transaction.

(See Schedule 1 for the transactions described above. Transaction are in bold print)

(d.)	No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e.)	Not Applicable

Item 6. Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer.

There are no relevant contracts, arrangements, understandings or relationships between Mr. Wright and any other person with respect to any securities of Surrey Bank & Trust.

Item 7. Material to be filed as Exhibits.

             None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

C. Hylton Wright

Date: April 14, 2004

SCHEDULE 1

HYLTON WRIGHT—STOCK PURCHASES/OPTIONS

AS OF MARCH 31, 2004

DATE	HYLTON WRIGHT	BETTY WRIGHT	BLUE RIDGE INV. TRT	TOTAL SHARES	SHARE PRICE	TOTAL	DESCRIPTION
07/15/96	5,000			5,000	$11.000	$55,000.00
07/15/96		1,000		1,000	11.000	11,000.00
07/15/96			1,000	1,000	11.000	11,000.00
03/24/98	1,000			1,000	12.250	12,250.00
09/09/98	457			457	11.250	5,141.25
09/15/98	1,100			1,100	11.250	12,375.00
12/10/98	1,884			1,884	11.375	21,430.50
12/31/98	1,000			1,000	11.500	11,500.00
02/26/99	2,088	200	200	2,488	0.000	0.00	Stk Dividend
04/23/99	300			300	11.000	3,300.00
04/26/99	861			861	11.000	9,471.00
05/12/99	60			60	10.625	637.50
06/03/99	1,270			1,270	10.625	13,493.75
01/03/00	1,246			1,246	11.625	14,484.75
02/05/00	120			120	11.250	1,350.00
03/15/00	3,277	240	240	3,757	0.000	0.00	Stk Dividend
12/13/00	240		(1,440)	(1,200)	11.000	(13,200.00)	BRIT-Liquidated
12/28/00	500			500	12.500	6,250.00	Secondary Offer
01/29/01	500			500	9.250	4,625.00
02/01/01	500			500	9.250	4,625.00
06/08/01	500			500	9.000	4,500.00
06/15/01	500			500	9.000	4,500.00
06/15/01	500			500	9.000	4,500.00
06/25/01	500			500	8.500	4,250.00
06/26/01	500			500	9.000	4,500.00
08/07/01	500			500	8.500	4,250.00
08/08/01	500			500	8.500	4,250.00
08/14/01	500			500	8.750	4,375.00
08/31/01	325			325	8.750	2,843.75
09/21/01	500			500	8.750	4,375.00
10/03/01	500			500	8.750	4,375.00
10/05/01	500			500	8.950	4,475.00
10/15/01	500			500	8.950	4,475.00
11/09/01	1,000			1,000	8.750	8,750.00
12/07/01	500			500	9.375	4,687.50
12/13/01	500			500	9.375	4,687.50
12/13/01		500		500	9.375	4,687.50
12/17/01		400		400	9.500	3,800.00
12/26/01		600		600	10.200	6,120.00
12/28/01		200		200	9.750	1,950.00
12/31/01	2,972			2,972	0.000	0.00	Stock Dividend
12/31/01		314		314	0.000	0.00	Betty Wright—Divd
03/20/02	500			500	9.250	4,625.00
05/07/02	1,000	500		1,500	9.050	13,575.00
05/08/02		900		900	9.050	8,145.00
05/09/02	500			500	9.050	4,525.00
06/12/02	3,000			3,000	8.850	26,550.00
07/01/02	500	500		1,000	9.750	9,750.00
07/05/02	500			500	9.750	4,875.00
07/08/02	600			600	10.050	6,030.00
07/08/02	400			400	10.150	4,060.00
07/10/02	200			200	10.200	2,040.00
08/12/02	500	500		1,000	10.750	10,750.00
08/15/02	500	500		1,000	10.750	10,750.00
08/22/02	500	500		1,000	11.000	11,000.00
08/26/02	500	500		1,000	11.000	11,000.00
08/27/02	500			500	11.000	5,500.00
09/06/02		300		300	14.000	4,200.00
09/09/02	200			200	14.000	2,800.00
10/21/02		500		500	14.500	7,250.00
|::
10/28/02	475			475	14.000	6,650.00

SCHEDULE 1

HYLTON WRIGHT—STOCK PURCHASES/OPTIONS

AS OF MARCH 31, 2004

DATE	HYLTON WRIGHT	BETTY WRIGHT	BLUE RIDGE INV. TRT	TOTAL SHARES	SHARE PRICE	TOTAL	DESCRIPTION
12/05/02		200		200	13.000	2,600.00
12/11/02		200		200	12.250	2,450.00
12/11/02		300		300	12.490	3,747.00
12/11/02		300		300	12.490	3,747.00
12/11/02		200		200	12.490	2,498.00
12/11/02	200			200	12.240	2,448.00
05/01/03	8,655	1,870		10,525	0.000	0.00	6 for 5 Exchange on Conversion to Surrey Bancorp
07/28/03	570			570	12.710	7,244.70
08/20/03	10,000			10,000	5.790	57,900.00	Exercise of Options
09/24/03	94			94	13.000	1,222.00
11/06/03	500			500	14.500	7,250.00
11/19/03	500			500	14.500	7,250.00
12/08/03	1,272	1,000		2,272	14.250	32,376.00
03/31/04	4,200			4,200	15.000	63,000.00

SHS OWNED	69,066	12,224	0	81,290		$622,892.70

OPTIONS
	GRANTED			VESTED	OPT PRICE
06/01/97	9,000			9,000	$11.00	$99,000.00
02/26/98	1,800			1,800	0.00	0.00	Dividend
07/22/99	200			200	$11.50	2,300.00
03/15/00	2,200			2,200	0.00	0.00	Dividend
07/24/01	2,130			2,130	$8.12	17,295.60
12/31/01	1,533			1,533	0.00	0.00	Dividend
05/01/03	3,371			3,371			Exchange/Conversion
08/20/03	(10,000)			(10,000)	5.79	(57,900.00)	Exercise Option

	10,234			10,234		$60,695.60

CONVERTIBLE PREFERRED STOCK (a)

DATE	HYLTON WRIGHT	BETTY WRIGHT		(CSE) COMMON STOCK EQUIVALENT	SHARE PRICE	TOTAL
06/13/03	21,429	14,286		35,715	$14.000	$500,010.00	Preferred Shares
Conversion Ratio	0.8695	0.8695		0.8695

CSE	18,633	12,422		31,055

CONTROLLED	97,933	24,646	0	122,579

TOTAL SHS
O/S—BANK	1,237,696	1,237,696		1,237,696

% OWNED	7.91%	1.99%		9.90%

(a)—Each share of convertible preferred can be converted into .8695 shares of Surrey Bancorp Common stock